VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100 SCOTTSDALE, AZ 85258

July 25, 2024

VIA EDGAR

Ms. Shandy Pumphrey and Mr. Seamus O’Brien

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE:	Voya Equity Trust (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-280487)

Dear Ms. Pumphrey and Mr. O’Brien:

This letter responds to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) provided orally by Ms. Pumphrey on July 17, 2024 and by Mr. O’Brien on July 24, 2024, regarding the above-referenced Registration Statement of the Registrant on Form N-14 (the “Registration Statement”), filed with the SEC, via the EDGAR system, on June 26, 2024, pursuant to Rule 488 under the Securities Act of 1933, relating to the proposed acquisition of the assets and liabilities of each Target Fund by the Acquiring Fund, in exchange for shares of the Acquiring Fund, as noted in the table below (each, a “Reorganization” and together, the “Reorganizations”). The Registrant expects to file a pre-effective amendment to the Registration Statement to reflect the revisions discussed herein in response to the Staff’s comments and to make certain non-material changes as appropriate.

For convenience of reference, the Staff’s comments have been summarized before each response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Acquisition of the Assets of:	By and in Exchange for Shares of:
Voya Global Diversified Payment Fund	Voya Global Income & Growth Fund
(A series of Voya Mutual Funds)	(A series of the Registrant)
Voya Global Perspectives® Fund	Voya Global Income & Growth Fund
(A series of Voya Mutual Funds)	(A series of the Registrant)
(each, a “Target Fund” and together, the “Target	(the “Acquiring Fund” and together with the
Funds”)	Target Funds, the “Funds”)
Disclosure Comments
1.	Comment:	The Staff noted that if a comment is made with regard to disclosure in one section, it is applicable to similar disclosure included elsewhere within the Registration Statement.
	Response:	The Registrant confirms that corresponding changes will be made, when applicable.
2.	Comment:	The Staff noted that portions of the Registration Statement are incomplete and requested that the Registrant fill in all bracketed language and any placeholders, including refreshing the table of contents, prior to effectiveness.

Ms. Shandy Pumphrey and Mr. Seamus O’Brien

U.S. Securities and Exchange Commission

July 25, 2024

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	Response:	The Registrant confirms that all portions of the Registration Statement will be completed either in a pre-effective amendment to the Registration Statement or in the definitive filing of the Registration Statement.
3.	Comment:	The Staff requested that responses to the Staff’s comments be filed via EDGAR as soon as possible in advance of effectiveness. The Staff also requested the Registrant to provide courtesy copies of blacklines of the affected documents.
	Response:	The Registrant will strive to file responses as soon as possible and will provide the
Staff blackline copies of the disclosure changes as requested.
4.	Comment:	With respect to the section of the Registration Statement entitled “Summary of the
Proposed Reorganizations,” the Staff requested that the Registrant disclose if the Board considered the fees of the Target Funds versus the Acquiring Fund.
	Response:	The Registrant notes that the section “Approval of the Reorganizations – What factors did the Board consider?” contains detailed disclosure regarding information that the Board considered in approving the Reorganizations, including, among other matters, historical performance information, historical expense ratios, and the projected expense ratio of the Acquiring
Fund following the Reorganizations. In response to the Staff’s request, however, the Registrant will revise the section “Summary of the Proposed Reorganizations” as follows:
On May 22, 2024, the Board approved each Reorganization Agreement. In connection with the Board's approval of each Reorganization Agreement, the
Board was provided with information regarding historical performance, historical expense ratios, and the projected expense ratio of Global Income & Growth Fund following the Reorganizations. Subject to approval by shareholders of the applicable Target Fund, each Reorganization Agreement provides for:
5.	Comment:	With respect to the section of the Registration Statement entitled “How do the
Principal Investment Strategies compare?,” the Staff requested that the Registrant clarify the disclosure preceding the Investment Strategies comparison chart and summarize the changes to the underlying investments of the Target Funds, which are funds-of-funds, versus the Acquiring
Fund, which makes direct investments, and any corresponding differences in underlying economic exposures.
	Response:	The Registrant has revised the referenced disclosure as follows:

Each Fund’s principal investment strategies are described in more detail in the table below. Each of the principal investment strategies include global exposure to both equity securities and fixed income instruments, and each Fund is assigned to the Global Allocation Morningstar category. A key difference in the Funds’ principal investments strategies is the manner in which the Funds obtain their investment exposure. In particular, ~~that~~ Global Income & Growth Fund ~~obtains its exposure~~ principally ~~through individual securities~~ invests its assets directly in the securities of individual companies (such as stocks and bonds), while each of GDP Fund and Global Perspectives Fund principally ~~use execute their strategies~~ invests its assets in underlying funds that, in turn, invest directly in securities (such as stocks and bonds). While Global Income & Growth obtains its exposure directly and each of GDP Fund and Global Perspectives Fund obtains its exposure indirectly, the Investment Adviser does not believe there are any material differences in the underlying economic exposures of the Funds’ investments. Another key difference is that Global Income & Growth Fund invests more heavily in fixed income instruments than GDP Fund and Global Perspectives Fund.

Ms. Shandy Pumphrey and Mr. Seamus O’Brien

U.S. Securities and Exchange Commission

July 25, 2024

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6.	Comment:	The Staff referenced disclosure related to the Acquiring Fund in the section of the
Registration Statement “How do the Principal Investment Strategies compare?”, stating that the
Acquiring Fund “may invest” in certain instruments and noted that such disclosure appears more than once. The Staff requested that the Registrant disclose what the Acquiring Fund will invest in as part of its Principal Investment Strategies as opposed to what it may invest in. To the extent certain investments are non-principal, the Staff requested that the Registrant disclose in the appropriate section of the filing, outside of the summary. If necessary, the Staff requested that the
Registrant make conforming changes to the Acquiring Fund’s corresponding 485(a) filing.
	Response:	The Registrant respectfully submits that the referenced disclosure accurately reflects the Fund’s principal investment strategies and is consistent with Item 4(a)(1) of Form N-1A
(which is cross-referenced in Form N-14), which requires the Fund to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies
(including the type or types of securities in which the Fund invests or will invest principally) . . . ”
(emphasis added). The Registrant notes while the Fund’s principal investment strategies disclosure identifies various securities in which the Fund invests or will invest principally, the use of the phrase
“may invest” is appropriate for certain instruments in which the Fund is permitted to invest as a part of its principal investment strategies, but in which the Fund may not be invested at a given point in time.
7.	Comment:	With respect to the strategy for Voya Global Income & Growth Fund in the section of the Registration Statement “How do the Principal Investment Strategies compare?”, the Staff requested the Registrant disclose, if accurate, that an investment could be made in a company that rates poorly on ESG if it rates strongly on other non-ESG factors that are considered.
	Response:	The Registrant respectfully declines to revise its disclosure as requested. The
Registrant believes the following disclosures address the Staff’s comments regarding the selection of investments based on ESG rating.
Principal Investment Strategies
ESG factors will be only one of many considerations in the Sub-Adviser’s evaluation of any potential investment; the extent to which ESG factors will affect the Sub-Adviser’s decision to invest in a company, if at all, will depend on the analysis and judgment of the Sub-Adviser.
Principal Risks
Environmental, Social, and Governance (Equity): … There is no minimum percentage of the Fund’s assets that will be invested in companies that the Sub-
Adviser views favorably in light of ESG factors, and the Sub-Adviser may choose not to invest in companies that compare favorably to other companies on the basis of ESG factors.
8.	Comment:	With respect to the section of the Registration Statement entitled “How do the
Principal Risks compare?”, the Staff noted that the Principal Risk “Other Investment Companies”
was not selected for either of the Target Funds and requested that the Registrant confirm whether this disclosure is accurate considering the Target Funds are funds-of-funds. If inaccurate, the Staff requested that the Registrant correct the disclosure accordingly.
	Response:	The Registrant notes that Other Investment Companies Risk is typically included for funds in the Voya Family of Funds that, while permitted to invest in underlying funds, do so to a lesser extent than a fund that is structured as a fund-of-funds. The Registrant further notes that
Affiliated Underlying Funds Risk and Underlying Funds Risk set forth the risks of investing in other

Ms. Shandy Pumphrey and Mr. Seamus O’Brien

U.S. Securities and Exchange Commission

July 25, 2024

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investment companies, but are more specifically tailored to a fund-of-funds or other fund that invests primarily in underlying funds. The Registrant confirms that Affiliated Underlying Funds Risk and Underlying Funds Risk are principal risks of each of GDP Fund and Global Perspectives Fund, and that this is disclosed in the principal risks table.

9. Comment: With respect to the section of the Registration Statement entitled “What factors did the Board consider?”, the Staff requested that the Registrant discuss, in detail, the increase in the effective management fee. The Staff noted that it is not sufficient to disclose that an item was considered, but not explain the Board’s recommendation in light of potentially negative factors.

Response:	The Registrant has revised the referenced disclosure as follows:

GPD Fund

~~•The lower net expense ratios that certain current shareholders of GDP Fund are expected to experience as a result of the Reorganization;~~

~~•The increase in gross expense ratios that current shareholders of GDP Fund are expected to experience and the elimination of acquired fund fees and expenses, which results in the anticipated lower net expense ratios for certain shareholders;~~

~~•The difference in fee structures of each of the Funds;~~

•The fact that although GDP Fund shareholders will experience an increase in the management fee rate following the Reorganization, the increase will be offset by the elimination of acquired fund fees and expenses following the Reorganization because Global Income & Growth Fund obtains its investment exposure principally through direct investment in individual securities rather than investments in underlying funds like GDP Fund;

•The fact that GDP Fund shareholders will experience lower or the same net expense ratios following the Reorganization;

Global Perspectives Fund

~~•The lower net expense ratios that current shareholders of Global Perspectives Fund are expected to experience as a result of the Reorganization;~~

~~•The increase in gross expense ratios that current shareholders of Global Perspectives Fund are expected to experience and the elimination of acquired fund fees and expenses, which results in the anticipated lower net expense ratios;~~

~~•The difference in fee structures of each of the Funds;~~

•The fact that although Global Perspectives Fund shareholders will experience an increase in the management fee rate following the Reorganization, the increase will be offset by the elimination of acquired fund fees and expenses following the Reorganization because Global Income & Growth Fund obtains its investment exposure principally through direct investment in individual securities rather than investments in

Ms. Shandy Pumphrey and Mr. Seamus O’Brien

U.S. Securities and Exchange Commission

July 25, 2024

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underlying funds like Global Perspectives Fund;

•The fact that Global Perspectives Fund shareholders will experience lower net expense ratios following the Reorganization;

10. Comment: With respect to the section of the Registration Statement entitled “How will my shares be voted–Broker Non-Votes and Abstentions” and the language indicating that broker non- votes will be treated as shares that are present at the Special Meeting for purposes of determining the existence of a quorum, the Staff noted that because there is only a non-routine matter under consideration, no broker non-votes could be counted toward the quorum. The Staff requested the Registrant delete the language or otherwise confirm the reason for its inclusion.

Response: The Registrant respectfully notes that pursuant to rules to which the Registrant is subject, abstentions and broker non-votes do not represent votes cast for a proposal but will be counted for purposes of determining whether a quorum is present and therefore respectfully declines to make the proposed change.

Accounting Comments

11. Comment: The Staff notes that the Target Funds’ audited financial statements dated October 31, 2023 included in the Registration Statement are as of a date that is more than 245 days prior to the proposed effective date of the N-14. Accordingly, the Registrant must file a pre-effective amendment to the Registration Statement to include the Target Funds’ semi-annual unaudited financial statements dated April 30, 2024.

Response: The Registrant confirms that the Target Funds’ semi-annual unaudited financial statements dated April 30, 2024 will be included in a pre-effective amendment to the Registration Statement.

12. Comment:	The Staff requested that the Registrant confirm that the fees presented in the fee table represent the current fees of each Fund in accordance with Item 3 of Form N-14.
Response:	The Registrant confirms that the fees for the Acquiring Fund and the Target Funds included in the fee table are the current fees of each Fund in accordance with Item 3 of Form N-

14.Pro forma fees for the Acquiring Fund represent estimated fees and expenses after giving effect to the Reorganizations.

13. Comment: The Staff requested that the Registrant reconcile the gross and net expense ratio included in the fee table for Class I and Class R6 shares of Voya Global Diversified Payment Fund with the annual financial statements for the Fund included in the Financial Highlights for the year ended October 31, 2023.

Response: The Total Annual Fund Operating Expenses after Waivers and Reimbursements (the “net expense ratio”) presented in the fee table for Class I and Class R6 shares of Voya Global Diversified Payment Fund is higher than the ratio of expenses to average net assets, net of all reductions/additions shown in the Financial Highlights for Class I and Class R6 shares of the Fund because the Financial Highlights do not include Acquired Fund Fees and Expenses. The Registrant further notes that the timing of the calculation of Acquired Fund Fees and Expenses, and the fact that such calculation is based upon expected allocations for the Fund, results in an amount of Acquired Fund Fees and Expenses in the fee table that is one basis point higher than such fees and expenses for the Fund’s prior fiscal year end as shown in the Financial Highlights.

Ms. Shandy Pumphrey and Mr. Seamus O’Brien

U.S. Securities and Exchange Commission

July 25, 2024

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14. Comment: The Staff requested that the Registrant reconcile the net expense ratio included in the fee table for all classes of Voya Global Perspectives Fund with the annual financial statements for the Fund included in the Financial Highlights for the year ended October 31, 2023.

Response: The Total Annual Fund Operating Expenses after Waivers and Reimbursements (the “net expense ratio”) presented in the fee table for all classes of shares of Voya Global Perspectives Fund is higher than the ratio of expenses to average net assets, net of all reductions/additions shown in the Financial Highlights for all class shares of the Fund because the Financial Highlights do not include Acquired Fund Fees and Expenses. The Registrant further notes that the timing of the calculation of Acquired Fund Fees and Expenses, and the fact that such calculation is based upon expected allocations for the Fund, results in an amount of Acquired Fund Fees and Expenses in the fee table that is one basis point higher than such fees and expenses for the Fund’s prior fiscal year end as shown in the Financial Highlights.

15. Comment: That Staff requested that, to the extent the Acquiring Fund plans to invest in underlying funds, the Registrant should include an estimate of the Acquired Fund Fees and Expenses in the fee table if that amount is expected to be greater than one basis point.

Response: The Registrant confirms that the Acquiring Fund does not expect Acquired Fund Fees and Expenses to exceed 0.01% (one basis point) and therefore has not included a line item for Acquired Fund Fees and Expenses in the Fund's fee table.

16. Comment: The Staff requested that the Registrant confirm in correspondence that the amount of fees waived or reimbursed that are subject to possible recoupment with respect to the Acquiring Fund are accurately reflected in the pro forma column of the fee table.

Response:	The Registrant so confirms.
17. Comment:	The Staff requested that the Registrant disclose the estimate of capital gains distributions in dollars and per share.
Response:	The Registrant respectfully declines to add disclosure regarding the estimated capital gain distributions to the Registration Statement. While none of the Funds had net realized capital gains as of June 30, 2024, it is possible that such capital gains will be realized as a result of pre-Reorganization realignment dispositions. The magnitude of any gains or losses realized as a result of such dispositions will depend on the market value of the relevant assets at the time of disposition, and therefore cannot be estimated with any degree of accuracy at this time.

18.	Comment:	The Staff requested that the Registrant disclose the dollar amount of the capital loss carryforwards available to the Target Funds.
	Response:	The Registrant has added the requested disclosure to the Registration Statement under “Approval of the Reorganizations – Additional Information about the Reorganizations – Tax
Considerations”.
19.	Comment:	The Staff requested that the Registrant confirm there are no differences between the valuation procedures of the Target Funds and the Acquiring Fund.
	Response:	The Registrant so confirms.

Ms. Shandy Pumphrey and Mr. Seamus O’Brien

U.S. Securities and Exchange Commission

July 25, 2024

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Should you have any questions or comments regarding this letter, please contact Angela Gomez at (480) 477-2313 or the undersigned at (212) 309-6566.

Regards,

/s/ Nicholas C.D. Ward Nicholas C.D. Ward

Assistant Vice President and Counsel

Voya Investment Management

cc: Huey P. Falgout, Jr., Esq., Voya Investments, LLC Joanne Osberg, Esq., Voya Investments, LLC Elizabeth J. Reza, Esq., Ropes & Gray LLP
Jessica Reece, Esq., Ropes & Gray LLP
Jeremy Smith, Esq., Ropes & Gray LLP